October 5, 2009

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Mail Stop 4631

Washington, DC 20549-4631

Attention: Pamela Long, Esq.

Re:          Primoris Services Corporation, Reg. No. 333-161331

Ladies and Gentlemen:

The Securities and Exchange Commission is hereby notified that Primoris Services Corporation (the “Company”) requests pursuant to Rule 461(a) of Regulation C that Registration Statement on Form S-3 (Reg. No. 333-161331) be declared effective at 5:00 pm Eastern time on October 7, 2009, or as soon as practicable thereafter.

In connection with the above request, please be advised that the Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PRIMORIS SERVICES CORPORATION

By:	/s/ Brian Pratt
Brian Pratt
Chairman of the Board, Chief Executive Officer and President